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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                        Family Room Entertainment Corporation
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                                (NAME OF ISSUER)

                       COMMON STOCK         $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                   190883 10 8
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                                 (CUSIP NUMBER)

                                  GEORGE FURLA
                1041 N. Formosa Avenue Mary Pickford Building Suite 101
                              LOS ANGELES, CA 90046
                                 (323)  850-2800

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                   May 9, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are set required to respond unless the form displays a currently valid OMB control number.

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  CUSIP NO. 190883 10 8              SCHEDULE 13D
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Above Person
      S/S ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
      N/A                                                       (b) [_]

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO

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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

      N/A
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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 7    SOLE VOTING POWER

      5,169,334 SHARES

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 8    SHARED VOTING POWER



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 9    SOLE DISPOSITIVE POWER
      5,169,334 SHARES
 -----------------------------------------------------------
 10   SHARED DISPOSITIVE POWER


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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,169,334

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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)

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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

      27.71%
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 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

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Item  1:  Security  and  Issuer:

          The securities to which this statement relates are shares of the class A common stock, $.01 par value (the "common stock"), of Family Room Entertainment Corporation. Principal executive offices of the Corporation are located at 1041 North Formosa Avenue, Mary Pickfird Building, Suite #101,
Los Angeles, CA 90046.

Item 2(a) Name:

          George  Furla

Item 2(b) Address  of  Principal  Business  Office:

          1041 N. Formosa Avenue Mary Pickford Building Suite 101
          Los  Angeles,  CA  90046

Item 2(c) Occupation:

          Entertainment  Industry Executive

Item 2(d) Criminal Proceedings:
          N/A

Item 2(e) Civil  Proceedings:

          N/A
Item 2(f) Citizenship:

          United  States

Item 3    Source and Amount of Funds or Other Consideration

          Some of the issuer's shares were purchased for cash and some shares were received for 1) a percentage of certain film rights and entertainment projects plus 2) a portion in profits earned by each film and project.

Item 4    Purpose of  Transaction

          See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (h) of Item 4 of Schedule 13D.

Item  5   Interest  in  Securities  of  the  Issuer:

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          (a) Ownership of 27.71% of  Class  A  common  stock  of  the  Company.

          (b) Number  of  shares  as  to  which  such  person  has:

              i)    sole  power  to  vote  or  to  direct  the  vote  -
                    5,169,334  shares

              ii)   shared  power  to  vote  or  to  direct  the  vote  None


              iii)  sole  power  to  dispose  or  to  direct  the disposition of
                    5,169,334

              iv) shared power to dispose or to direct the disposition of None

Item 6 Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

          N/A

Item  7   Material  to  Be  Filed  as  Exhibits

          N/A

          After reasonable inquiry and to the best of my knowledge and belief, Icertify that the information set forth in this statement is true, complete and correct.

Date:          May  9,  2003


Signature:   /s/  George  Furla
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Name/Title:  George  Furla/President
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